TRADE WINDS VENTURES INC.

Suite 302, 1620 West 8th Avenue, Vancouver, BC V6J 1V4

August 31, 2004

CANGOLD LTD.

Suite 2100, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Attention: Bob Archer

LETTER OF INTENT

Dear Sirs:

RE: Option to earn an undivided 60% interest and up to a 70% undivided interest in the following Birch Lake properties: 240 contiguous unpatented claim units staked by Cangold Ltd. ("Cangold") comprising approximately 3,840 hectares or 9,600 acres in the Casummit Lake and Keigat Lake Areas, Red Lake Mining Division.

Further to our recent negotiations regarding the above referenced matter, this Letter of Intent will serve to confirm the principal elements of the Agreement achieved between us.

1. Subject matter of option to earn proportionate proprietary interest:

    The subject matter of our option to earn up to an undivided 60% legal and beneficial proprietary interest shall be the Birch Lake Cangold Property, comprising 240 contiguous unpatented claim units staked by Cangold (3,840 hectares or 9,600 acres), located approximately 120 km. NE of the Town of Red Lake, within the Casummit Lake and Keigat Lake Areas, Red Lake Mining Division in North Western Ontario, as depicted in the list of mineral claims attached hereto as Schedule "A" (herein called the "Birch Lake Cangold Property").

    We understand, and we present this offer based upon our understanding, that Cangold holds a 100% undivided right, title and interest in all of the Birch Lake Cangold Property free and clear of all encumbrances. Should the Birch Lake Cangold Property be subject to any other encumbrances or royalties, you will divulge all pertinent particulars with respect to such encumbrances or royalties and the specific claims affected thereby during the 10 day period of our due diligence review.

2. Terms of Option

(a) In consideration of the sum of Ten Dollars ($10) and other good and valuable consideration, Cangold hereby grants to Trade Winds Ventures Inc. (herein called "Trade Winds"), subject to approval by the boards of directors Trade Winds, and final acceptance of the TSX Venture Exchange, the right to earn a 60% undivided legal and beneficial proprietary interest in the Birch Lake Cangold Property (the "Option") in consideration of and upon the terms set out below.

(b) This binding Letter of Intent shall be submitted for approval to the TSX Venture Exchange. The date that Trade Winds receives notification from the TSX Venture Exchange of final acceptance of the Agreement shall be called the "Effective Date".

(c) In order to acquire an undivided 60% interest in the Property, Trade Winds shall:

(i) Pay Cangold $10,000 and issue a total of 100,000 common shares in the capital stock of Trade Winds in accordance with the following schedule:

a. $10,000 cash and 50,000 shares within seven days of the Effective Date (firm commitment);

b. an additional 25,000 shares on or before August 31, 2005;

c. an additional 25,000 shares on or before August 31, 2006;

(ii) incur a total of $1,000,000 (One Million Dollars) in exploration expenditures on the Birch Lake Cangold Property in accordance with the following schedule:

a. $100,000 to be incurred on or before August 31, 2005;

b. an additional $200,000 to be incurred on or before August 31, 2006;

c. an additional $300,000 to be incurred on or before August 31, 2007; and

d. an additional $400,000 to be incurred on or before August 31, 2008.

(d) The Option will terminate and Trade Winds will have no further interest in the Birch Lake Cangold Property as follows:

(i) at 4 p.m. (Vancouver time) on the seventh day after the Effective Date if Cangold has not received $10,000 and a share certificate representing 50,000 common shares of Trade Winds;

(ii) on August 31, 2005, if Cangold has not received an additional share certificate representing 25,000 common shares of Trade Winds and Trade Winds has not incurred $100,000 in exploration expenditures;

(iii) on August 31, 2006 if Cangold has not received an additional share certificate representing 25,000 common shares of Trade Winds and Trade Winds has not incurred an additional $200,000 in exploration expenditures;

(iv) On August 31, 2007 if Trade Winds has not incurred an additional $300,000 in exploration expenditures; or

(v) On August 31, 2008 if Trade Winds has not incurred an additional $400,000 in exploration expenditures.

(e) Trade Winds shall make a firm commitment to Cangold to pay $10,000 and issue 50,000 common shares of Trade Winds (the "Option Payment Commitment") as outlined in subsection 2(c)(i)(a). All of the other obligations are optional and should Trade Winds elect to continue with the Option, it shall make further issuances to Cangold of 50,000 common shares and expend $1,000,000 on exploration and development work on the Birch Lake Cangold Property as outlined above. At the end of the Option Period, Trade Winds shall have paid to Cangold $10,000, issued a total of 100,000 common shares (the "Total Option Payment") and expended $1,000,000 of exploration and development work upon the Birch Lake Cangold Property, at which time Trade Winds shall have earned a 60% undivided legal and beneficial interest in the Birch Lake Cangold Property.

(f) Upon Trade Winds having exercised the Option and earned a 60% undivided legal and beneficial interest, Cangold shall execute and deliver to Trade Winds such Transfer of Mining Claims or other documents as shall be effective to transfer and convey to Trade Winds a 60% undivided legal and beneficial interest in the Birch Lake Cangold Property which Trade Winds shall be entitled to register in the office of the Mining Recorder.

(g) Cangold shall grant to Trade Winds the right to earn a further 10% undivided legal and beneficial proprietary interest up to total of a 70% undivided legal and beneficial proprietary interest in the Birch Lake Cangold Property in consideration of and upon the terms as follows:

      Should Trade Winds so elect, on or before the sixth anniversary of the Effective Date, it shall have completed not less than a further $600,000 of exploration and development work upon the Birch Lake Cangold Property;

      Upon completion of the above, Cangold shall execute and deliver to Trade Winds a Transfer of Mining Claims or other documents as shall be effective to transfer and convey to Trade Winds a further 10% undivided legal and beneficial interest in the Birch Lake Cangold Property, which Trade Winds shall be entitled to register in the office of the Mining Recorder.

(h) Upon Trade Winds having exercised the Option and earned a 60% undivided legal and beneficial interest, concurrent with subsection 2(f), Cangold shall be entitled to register a 1% Net Smelter Royalty ("NSR") against the Birch Lake Cangold Property. Trade Winds shall have the right to purchase the 1% NSR within one year of commencement of production for the amount of Cdn. $1 million.

3. Operatorship:

(a) Trade Winds shall act as Operator during the Option Period and shall be responsible for all work permits, environmental compliance, payment of contractors, insurance and other matters relating to work carried out on the Property and shall indemnify and save harmless Cangold against any problems or liability with respect to such matters.

(b) Trade Winds shall provide to and review its exploration and development plans with Cangold and Cangold agrees to provide comment and solicited input with respect to prospective Exploration and Development Programs.

(c) Trade Winds as Operator may charge up to 10% for management fees. All GST Input Tax Credits for monies expended during the exploration phases of this contract shall be for the account of Trade Winds.

4. Joint Venture:

(a) In the event that Trade Winds exercises the Option by paying Cangold $10,000, issuing a total of 100,000 common shares and incurring a total of $1,000,000 of exploration expenditures as required above, a Joint Venture will be formed for the further exploration and development of the Property. Under the Joint Venture each party shall have the right to participate in the Joint Venture and the corresponding obligation to fund further exploration and development of the Property (the "Participating Interest"). The Participating Interest, at the time of the formation of the Joint Venture shall be:

Trade Winds: 60%, and

Cangold: 40%

The parties' deemed expenditures upon formation of the Joint Venture shall be as follows:

Trade Winds: $1,000,000

Cangold: $ 666,667

(b) In the event that Trade Winds elects to exercise its option to earn a 70% interest in the Birch Lake Cangold Property, then the Joint Venture will be adjusted after the completion of the required further expenditures, and the Participating Interest, at the time of the formation of the Joint Venture shall be:

Trade Winds: 70%, and

Cangold: 30%

The parties' deemed expenditures upon formation of the Joint Venture shall be as follows:

Trade Winds: $1,600,000

Cangold: $ 685,714

(c) The formal Option and Joint Venture Agreement shall include the following terms:

(i) decisions regarding further exploration and development of the Birch Lake Cangold Property will be determined by a three person Management Committee, including one director or officer from each company and a third member agreed to by both parties;

(ii) exploration and development budgets will be determined and signed off by the Management Committee, at which time both parties then have one hundred and twenty (120) days to provide funds toward the project or be diluted;

(iii) if one party declines or fails to provide all or part of its required funding (based upon its then proportionate legal and beneficial interest), the other party can increase its funding to the amount budgeted;

(iv) upon formation of the Joint Venture, Trade Winds shall continue to be the Operator of the Joint Venture so long as it maintains at least a 50% Participating Interest;

(v) standard dilution will apply to the Joint Venture as follows:

Participating Contribution to Total Costs by a Party

Interest of a = (including deemed expenditures)

Party Contribution to Total Costs by all parties (including deemed expenditures);

(vi) in the event that the Operator determines not to propose a project program or fails to do so within 6 months of completion of the previous project program, the non-operator can propose and operate a project program.

5. Assessment Work

Both during the Option Period and after formation of the Joint Venture, the Operator will file all standard reports required to maintain all mining claims in good standing within 6 months of completing any work and supply Cangold with a copy of all geological data, reports or other information obtained during the course of the work program. During the Option Period, Trade Winds shall be responsible to maintain the Birch Lake Cangold Property in good standing. In the event that the Option terminates, Trade Winds shall ensure that the Birch Lake Cangold Property is in good standing for a minimum of 12 months from the date of termination of the Option.

6. Access to Information:

Upon the execution of this Letter of Intent, Cangold will provide to Trade Winds all information, documents, data, drill logs, and drill core in its possession and control with respect to the Birch Lake Cangold Property. If the Option terminates, Trade Winds shall return all such material to Cangold.

7. Due Diligence:

From the date of signing of this Letter of Intent, Trade Winds shall have a period of 10 days to conduct a comprehensive program of due diligence respecting the Birch Lake Cangold Property and all exploration and development work conducted thereon to date.

8. Condition Precedent:

This Letter of Intent shall be subject to receipt of evidence of filing of the required documentation with the TSX Venture Exchange and approval by the board of directors of Trade Winds and Cangold on or before September 15, 2004 and Final Acceptance of the TSX Venture Exchange.

__________________________________________________

Should you agree that this Letter of Intent accurately recites the principal elements of the Agreement reached between us, please sign the duplicate copy and return it to our offices immediately by telefax with original to follow by courier and we will consider this to be a binding agreement, subject only to subsections 6 and 7.

Yours very truly,

TRADE WINDS VENTURES INC.

Per:

/s/ Ian D. Lambert_____________

Authorized signatory

Agreement with the terms recited herein is hereby

acknowledged this 31st day of August, 2004:

CANGOLD LIMITED

/s/_Robert A. Archer___________

Authorized signatory

Schedule "A"

DESCRIPTION OF PROPERTY

Claim List - Birch Lake Cangold Property

Claim Number Unit Size Area Due Date

KRL 3001761 16 Keigat Lake May 02, 2005

KRL 3001762 16 Keigat Lake May 02, 2005

KRL 3001765 12 Keigat Lake May 02, 2005

KRL 3001768 8 Keigat Lake May 02, 2005

KRL 3001775 16 Keigat Lake May 02, 2005

KRL 3001776 4 Keigat Lake May 02, 2005

KRL 3001777 1 Keigat Lake May 02, 2005

KRL 3001778 16 Keigat Lake May 02, 2005

KRL 3001779 10 Keigat Lake May 02, 2005

KRL 3001780 15 Keigat Lake May 02, 2005

KRL 3001784 7 Keigat Lake May 02, 2005

KRL 3001785 8 Keigat Lake May 02, 2005

KRL 3001796 10 Keigat Lake May 02, 2005

KRL 3001802 16 Keigat Lake May 02, 2005

KRL 3001804 14 Keigat Lake May 02, 2005

KRL 3001805 4 Keigat Lake May 02, 2005

KRL 3001806 8 Keigat Lake May 02, 2005

KRL 3001960 15 Casummit Lake May 02, 2005

KRL 3001961 12 Keigat Lake May 02, 2005

KRL 3001962 10 Casummit Lake May 02, 2005

KRL 3001999 14 Keigat Lake June 27, 2005

KRL 3002031 8 Keigat Lake June 27, 2005

Total 22 claims, 240 units